RANK ONE COMPUTING CORPORATION

1290 Broadway, Suite 1200
Denver, CO 80203
(303) 317-6118

January 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chen Chen
Kathleen Collins
Matthew Crispino
Jan Woo

Re:	Rank One Computing Corporation
Registration Statement on Form S-1, as amended
File No. 333-291913 CIK No. 0002077709

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended Rank One Computing Corporation, hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-1 so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Friday, January 30, 2026, or as soon thereafter as practicable.

Very truly yours,

/s/ B. Scott Swann
B. Scott Swann
Chief Executive Officer

cc:	Lucosky Brookman LLP
Soyoung Lee